Exhibit 99.4

Execution Version

INVESTOR RIGHTS AGREEMENT

dated as of March 13, 2019

by and among

GDS HOLDINGS LIMITED

and

PA GOLDILOCKS LIMITED

Article I

Definitions and Interpretation

SECTION 1.1.	Definitions	1
SECTION 1.2.	Interpretation and Rules of Construction	6

Article II

Board of Directors

SECTION 2.1.	Board Observer	6

Article III

Preemptive Rights

SECTION 3.1.	General	7
SECTION 3.2.	Participation Notice	7
SECTION 3.3.	Exercise of Pre-emptive Right	7
SECTION 3.4.	Issuance by the Company	8
SECTION 3.5.	Pro Rata Share	8
SECTION 3.6.	New Securities	8

Article IV

Registration Rights

SECTION 4.1.	Restrictions on Transferability and Applicability of Rights	9
SECTION 4.2.	Restrictive Legend; Execution by the Company	9
SECTION 4.3.	Notice of Proposed Transfers	10
SECTION 4.4.	Demand Registration	11
SECTION 4.5.	Piggyback Registrations	12
SECTION 4.6.	Form S-3/F-3 Registration	14
SECTION 4.7.	Obligations of the Company	15
SECTION 4.8.	Furnish Information	16
SECTION 4.9.	Indemnification	16
SECTION 4.10.	Rule 144 Reporting	18
SECTION 4.11.	Termination of the Company’s Obligations	19
SECTION 4.12.	Re-Sale Rights	19
SECTION 4.13.	Transfer of Registration Rights	19

Article V

Transfer Restrictions

SECTION 5.1.	Lock-Up	19

i

ii

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of March 13, 2019 by and among GDS Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), PA Goldilocks Limited, a company incorporated under the laws of Hong Kong (the “Investor”).

RECITALS:

WHEREAS, the Investor has agreed to purchase from the Company, and the Company has agreed to sell to the Investor, certain Series A Convertible Preferred Shares, par value US$0.00005 per share (the “Convertible Preferred Shares”) of the Company, on the terms and conditions set forth in the Share Subscription Agreement dated as of March 13, 2019 by and among the Company and the Investor (the “Share Subscription Agreement”); and

WHEREAS, it is a condition to the Closing that the parties hereto enter into this Agreement to set forth certain rights and obligations of the parties hereto in connection with the transactions contemplated under the Share Subscription Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

SECTION 1.1.                                          Definitions.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

the word “or” is not exclusive;

the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

the words “it” or “its” are deemed to mean “him” or “her” and “his” or “her,” as applicable, when referring to an individual;

“ADS” means American Depositary Shares, each of which represents eight (8) Class A Ordinary Shares;

“Affiliate” means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise;

“Agreement” has the meaning set forth in the Preamble;

“Applicable Reversion Rate” means, in respect of any Conversion Share, one divided by the applicable Conversion Rate (as defined in the CPS Terms) at which such Conversion Share was converted from Convertible Preferred Shares in accordance with the CPS Terms;

“Arbitration” has the meaning set forth in Section 7.5;

“Articles” means the Amended and Restated Articles of Association of the Company, as may be amended and/or restated from time to time;

“beneficially own” and “beneficial ownership” means beneficial ownership as defined in Rules 13d-3 and 13d-5 of the Exchange Act;

“Board” and “Board of Directors” means the Board of Directors of the Company;

“Board Information” has the meaning in Section 2.1;

“Board Observer” has the meaning set forth in Section 2.1;

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York, the PRC or Hong Kong generally are authorized or required by law or other governmental actions to close;

“Claim Notice” has the meaning set forth in Section 4.9(c);

“Class A Ordinary Shares” means class A ordinary shares, par value US$0.00005 per share of the Company ;

“Class B Ordinary Shares” means class B ordinary shares, par value US$0.00005 per share of the Company;

“Closing” means the closing of the transactions contemplated under the Share Subscription Agreement, being the date hereof;

“Code” means the Internal Revenue Code of 1986, as amended;

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or other governmental agency administering the securities laws in the jurisdiction in which the Company’s securities are registered or being registered;

“Company” has the meaning set forth in the Preamble;

“Company Options” has the meaning set forth in Section 3.6;

“Convertible Preferred Shares” has the meaning set forth in the Recitals;

“Conversion Shares” means the Class A Ordinary Shares issued or issuable pursuant to conversion of any of the Convertible Preferred Shares;

“CPS Terms” means the Terms of the Convertible Preferred Shares attached as Schedule II to the Share Subscription Agreement;

“Director(s)” means the director(s) of the Company;

“Disposition” has the meaning set forth in Section 5.1;

“Dispute” has the meaning set forth in Section 7.5;

“e-mail” has the meaning set forth in Section 7.3;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Exempt Transaction” has the meaning set forth in Section 3.1;

“Form S-3/F-3” has the meaning set forth in Section 4.4;

“fully-diluted basis” means, with respect to any determination of a number or percentage of Ordinary Shares, the total number of Ordinary Shares then outstanding determined according to the treasury method under generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved;

“Group Companies” means the Company and all of its material subsidiaries, consolidated affiliated entities and their subsidiaries (individually, a “Group Company” collectively, the “Group Companies”);

“HKIAC” has the meaning set forth in Section 7.5;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Information” has the meaning set forth in Section 6.2;

“Initiating Holders” means the holders of Registrable Securities who in the aggregate hold at least twenty-five percent (25%) of the outstanding Registrable Securities, and each, an “Initiating Holder”;

“Investor” has the meanings set forth in the Preamble;

“Investor Threshold Ownership Requirement” means the requirement that, as of any given time from and after the Closing, the Investor and/or its Affiliates shall collectively beneficially own, in the aggregate (and such beneficial ownership from and after the Closing until such given time has not fallen below): (a) such number of Convertible Preferred Shares which is equal to at least ninety percent (90%) of (b) the total number of Convertible Preferred Shares issued to the Investor at the Closing, provided that any

Conversion Shares that the Investor and/or its Affiliates beneficially own as of such given time shall be counted as and towards Convertible Preferred Shares for the purposes of (a) of this definition at the Applicable Reversion Rate, and provided further that (a) and (b) of this definition shall be subject to adjustment for any Recapitalization that do not trigger an adjustment of the conversion rate of the Convertible Preferred Shares pursuant to and in accordance with their terms.

“Material Breach” means (a) a breach by the Investor of Section 5.1 or Section 5.2 of this Agreement or (b) a breach by the Company of Article II of this Agreement.  When in its reasonable judgment there has occurred a Material Breach, the non-breaching Party, shall be entitled to take all actions and exercise all rights contemplated under this Agreement, the Share Subscription Agreement (as applicable), and otherwise under law or equity and shall not be required to await final adjudication of a Material Breach claim before taking action or exercising its rights;

“Members Agreement” means the Sixth Amended and Restated Members Agreement between the Company and its Shareholders, dated as of May 19, 2016;

“Memorandum and Articles” means, collectively, the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company, as each may be amended and/or restated from time to time;

“Nasdaq” means the Nasdaq Global Market;

“New Securities” has the meaning set forth in Section 3.6;

“Notice of Arbitration” has the meaning set forth in Section 7.5;

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares;

“Ordinary Share Equivalents” means any Equity Security which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares or other share capital of the Company or which represents Ordinary Shares of the Company, including ADSs;

“PFIC” means a passive foreign investment company;

“Participation Notice” has the meaning set forth in Section 3.2;

“Permitted Transferee” means any permitted transferee pursuant to Section 5.1 hereof, provided that, in the case of a permitted transfer to an Affiliate, such Affiliate shall be bound by this Agreement as if such Affiliate were a party (including without limitation the Transfer Restrictions set forth in Article IV and the Restrictive Covenants set forth in Article V hereof), provided that, prior to such Affiliate ceasing to be an Affiliate of Investor, such Affiliate shall transfer such purchased shares back to Investor or another Affiliate of Investor in compliance with this Agreement;

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act;

“Pro Rata Share” has the meaning set forth in Section 3.5;

“Recapitalization” means any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event in relation to the shares of the Company;

“register,” “registered” and “registration” means (i) a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement, or (ii) in the context of a public offering in a jurisdiction other than the United States, a registration, qualification or filing under the applicable securities laws of such other jurisdiction;

“Registrable Securities” means (i) the Subject Shares and Conversion Shares; (ii) Ordinary Shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the foregoing; (iii) any other Ordinary Shares owned or hereafter acquired by Investor; (iv) Ordinary Shares issued or issuable in respect of the Ordinary Shares described in (i) to (iii) above upon any Recapitalization or otherwise issued or issuable with respect to such Ordinary Shares; and (v) any depositary receipts issued by an institutional depositary upon deposit of any of the foregoing.  Notwithstanding the foregoing, “Registrable Securities” shall not include any Registrable Securities sold by a Person in a transaction in which rights under Article IV are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144, or in a registered offering, or otherwise;

“Registration Expenses” means all expenses incurred by the Company in complying with Sections 4.4, 4.5 and 4.6 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration and the reasonable fees and disbursements of one counsel for all Shareholders, and any fee charged by any depositary bank, transfer agent or share registrar, but excluding Selling Expenses.  For the avoidance of doubt and subject to Section 4.4(d), the Company shall pay all expenses incurred in connection with a registration pursuant to Article IV notwithstanding the cancellation or delay of the registration proceeding for any reason;

“Restricted Securities” means the securities of the Company required to bear the legend set forth in Section 4.2 hereof;

“Rule 144” has the meaning set forth in Section 4.3;

“Rule 145” has the meaning set forth in Section 4.4(a);

“Securities” means any Ordinary Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the United States Securities Act of 1933 as amended from time to time, also referred to herein as the “Act”;

“Selling Expenses” means all underwriting discounts and selling commissions;

“Share Subscription Agreement” has the meaning set forth in the Recitals;

“Shareholder” or “Shareholders” means Persons who hold the Ordinary Shares from time to time;

“Signing Date” means the date on which the Share Subscription Agreement is executed by all parties thereto;

“Subject Shares” means the Convertible Preferred Shares issued to the Investor at the Closing;

“Subsidiary” means any corporation, partnership, trust or other entity of which the Company directly or indirectly owns at the time shares or interests representing a majority of the voting power of such corporation, partnership, trust or other entity;

“Transaction Documents” means this Agreement, the Share Subscription Agreement, and each of the other agreements and documents entered into or delivered by the parties hereto in connection with the transactions contemplated by the Share Subscription Agreement;

“Tribunal” has the meaning set forth in Section 7.5; and

“Violation” has the meaning set forth in Section 4.9(a).

SECTION 1.2.                                          Interpretation and Rules of Construction.  For purposes hereof, terms, when used herein with initial capital letters, shall have the respective meanings given to them in the respective Sections set forth in the index of defined terms at the beginning of this Agreement.  Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time.  All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.  All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  References to a Person are also to its successors and permitted assigns.

ARTICLE II
BOARD OF DIRECTORS

SECTION 2.1.                                          Board Observer.

Subject to the other terms and conditions of this Agreement, at any time after the Closing, provided that (a) the Investor Threshold Ownership Requirement is satisfied and (b) there has been no Material Breach by the Investor, the Investor shall have the right, exercisable by delivering notice to the Company, to designate one non-voting observer (the “Board Observer”) to attend any meetings of the Board (the “Board Observer Designation Right”).  The Board Observer shall be entitled to (x) receive notice of each meeting of the Board in the same form and manner as given to the members of the Board and the same materials as and when provided to such members (both before or after a meeting, including copies of minutes thereof), including materials provided other than in connection with a meeting, and prior to conducting any business by written resolution or consent, the Company shall give such prior notice to the Board Observer and a copy of the proposed resolution or consent, any exhibits, annexes or schedules thereto and any related materials and (y) at the Board Observer’s discretion, attend each Board meeting in the same manner as given to the members of the Board and to participate fully in all discussions among directors of the Board at such meeting, and the Company covenants to take commercially reasonable measures to facilitate such attendance and discussion; provided, that, notwithstanding this Section 2.1, (i) the Board

Observer shall agree, and the Investor shall cause the Board Observer, to hold in confidence all such information and materials provided to the Board Observer and all matters discussed at meetings of the Board in which the Board Observer participates (collectively, “Board Information”) (provided that the Board Observer shall not be restricted in any confidential communications or discussions with or the confidential provision of Board Information, on a need-to-know basis, to the Investor or its Affiliates (other than Ping An Life Insurance Company of China, Ltd. and its subsidiaries) and their respective directors, officers, employees, accountants, agents, counsel and other representatives) and (ii) such Board Observer shall be subject to the Company’s insider trading policies and procedures as if the Board Observer were a Director of the Company. The Board Observer shall not constitute a member of the Board and shall not be entitled to vote on or be required to consent to any matters presented to the Board.  For the avoidance of doubt, the Board Observer Designation Right shall be exclusive to the Investor and shall not be transferable from the Investor to any third party.

ARTICLE III
PREEMPTIVE RIGHTS

SECTION 3.1.                                          General.  Subject to applicable law and regulations including the provisions of the Memorandum and Articles, at any time within eighteen (18) months following the date hereof, in the event the Company proposes to undertake any allotment and issuance of New Securities (as defined below) in a transaction not subject to the registration requirements of the Commission, including under the Securities Act (each such transaction, an “Exempt Transaction”), the Company hereby undertakes to the Investor that it shall not undertake such allotment and issuance of New Securities unless it first delivers to the Investor a Participation Notice and complies with the provisions set forth in this Article III.  For the avoidance of doubt, the pre-emptive right provided by this Article III shall be exclusive to the Investor (and its Affiliates which constitute Permitted Transferees of the Investor), shall not be transferable from the Investor or such Affiliates thereof to any third party and are not attached to the rights of any Class A Ordinary Shares held by the Investor (whether acquired as Conversion Shares or otherwise).

SECTION 3.2.                                          Participation Notice.

(a)                                 Prior to any allotment and issuance of New Securities (in a single transaction or a series of related transactions) in an Exempt Transaction, the Company shall give to the Investor a written notice of its intention to issue New Securities (the “Participation Notice”), describing the amount and type of New Securities, the price, price range or pricing mechanism (as applicable and as practicable) and the general terms upon which the Company proposes to issue such New Securities, and the Investor’s Pro Rata Share of such New Securities (as determined in accordance with Section 3.5).  Such Participation Notice may be provided in advance of or following the entry by the Company into a definitive agreement contemplating the issuance and allotment of the New Securities.

SECTION 3.3.                                          Exercise of Pre-emptive Right.

(a)                                 The Investor shall have five (5) Business Days from the date of receipt of any such Participation Notice to irrevocably elect in writing to purchase up to the Investor’s Pro Rata Share (as defined below) of such New Securities for the price, price range or pricing mechanism, and upon the terms and conditions specified in the Participation Notice, by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share).  The Investor’s purchase of its Pro Rata Share of New Securities may be a portion of the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, or may be an amount in addition to the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, as determined by the Company.

(i)                                     The price payable for any purchase of additional New Securities pursuant to this Article III shall be the same as the price offered to and payable by all other investors participating in such issuance.

(b)                                 If the Investor fails to so elect to purchase any of its Pro Rata Share of the New Securities in writing within such five (5) Business Day period, then the Investor shall forfeit the right hereunder to purchase such Pro Rata Share of the New Securities, but shall not be deemed to forfeit any right with respect to any future issuance of New Securities.

(c)                                  Notwithstanding anything to the contrary in this Article III, any purchase by the Investor of its Pro Rata Share of any New Securities must be in compliance with the Company’s insider trading policies and procedures, and the Company shall exercise commercially reasonable efforts to enable the Investor to engage in such purchase in compliance with the Company’s insider trading policies and procedures.

SECTION 3.4.                                          Issuance by the Company.  Upon the expiration of the five (5) Business Days following the delivery of the Participation Notice to the Investor, the Company shall have one hundred and twenty (120) days thereafter to complete the issuance of the New Securities described in the Participation Notice to the Investor (subject to the Investor’s exercise of its pre-emptive rights with respect to such issuance in accordance with this Article III) and any other Person, at the price and upon terms set forth in the Participation Notice.  In the event that the Company has not issued and sold such New Securities within such one hundred and twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investor in the manner provided in this Article III.

SECTION 3.5.                                          Pro Rata Share.  The Investor’s “Pro Rata Share,” for purposes of this Article III, shall be the product obtainable by multiplying (i) the total number of New Securities, by (ii) the Investor’s shareholding of Convertible Preferred Shares at the time of its exercise of its pre-emptive rights in accordance with this Article III on an as-converted basis, expressed as a percentage of the total number of issued and outstanding Ordinary Shares (including all Conversion Shares) on an as-converted basis, subject to rounding to avoid fractional shares.

SECTION 3.6.                                          New Securities.  For purposes hereof, and notwithstanding anything to the contrary in this Article III, “New Securities” shall mean any Equity Securities of the Company sold in a private placement or marketed Exempt Transaction after the date hereof, and shall exclude:

(a)                                 Equity Securities of the Company issued at a price per share which is greater than the applicable conversion price of the Convertible Preferred Shares then held by the Investor;

(b)                                 options, grants, awards, restricted shares or any other Ordinary Shares or Ordinary Share Equivalents issued under the existing employee equity incentive plan or any other any employee share incentive plan(s) approved by the Board (collectively, “Company Options”), and Equity Securities issuable upon the exercise or conversion of any Company Options;

(c)                                  Equity Securities of the Company or ADSs issued upon the conversion or exercise of any Convertible Preferred Shares or any Ordinary Share Equivalents (including the conversion of any portion of the Company’s convertible senior notes due June 1, 2025 issued in an aggregate principal amount of US$300.0 million) outstanding as of the date of this Agreement or issued subsequent to the date of this Agreement in compliance with the pre-emptive rights set forth in this Article III (in each case, pursuant to the terms of the relevant Ordinary Share Equivalents as unmodified);

(d)                                 Equity Securities of the Company issued pursuant to any acquisition of the Company or of another entity by the Company (such acquisition may take place by merger, purchase of substantially all of the assets, reorganization or similar transaction) approved by the Board;

(e)                                  Equity Securities of the Company issued pursuant to the cancelation or exchange of any ADSs by the holders thereof;

(f)                                   Equity Securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event that has been duly approved by the Board; and

(g)                                  any Class A Ordinary Shares issued upon conversion of Class B Ordinary Shares, and vice versa.

ARTICLE IV
REGISTRATION RIGHTS

SECTION 4.1.                                          Restrictions on Transferability and Applicability of Rights.

(a)                                 Restrictions on Transferability.  The Restricted Securities shall not be sold, assigned, transferred or pledged except upon the conditions specified in this Article IV, which conditions are intended to ensure compliance with the provisions of applicable securities laws.  Each holder of Restricted Securities shall cause any proposed purchaser, assignee, transferee or pledgee of any such shares held by such holder to agree in writing to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)                                 Applicability of Rights.  The Investor shall be entitled to the following rights with respect to any potential public offering of Ordinary Shares in the United States, and to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange.

SECTION 4.2.                                          Restrictive Legend; Execution by the Company.

Each certificate (if any) representing (i) Convertible Preferred Shares, (ii) Conversion Shares and (iii) any other securities issued in respect of the Convertible Preferred Shares and Conversion Shares upon any Recapitalization, shall (unless otherwise permitted by the provisions of Section 4.3 below) be stamped or otherwise imprinted with legends substantially in the following form (in addition to any legend required under applicable federal, state, local or non-United States law):

(a)                                 “THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF: (A) EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS; AND (B) WITHIN THE UNITED STATES OR TO ANY U.S. PERSON, AS EACH OF THOSE TERMS IS DEFINED IN REGULATION S UNDER THE ACT, DURING THE 40 DAYS FOLLOWING CLOSING OF THE PURCHASE.  ANY ATTEMPT TO TRANSFER, SELL, OFFER TO SELL, PLEDGE, HYPOTHECATE OR OTHERWISE DISPOSE OF THIS INSTRUMENT IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.”

(b)                                 “THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT ENTERED INTO AMONG THE ISSUER, THE ORIGINAL HOLDER OF THESE SECURITIES AND CERTAIN OTHER PARTIES THERETO, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES. SUCH SECURITIES MAY NOT BE, DIRECTLY OR IN-DIRECTLY, TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED, EXCEPT PURSUANT TO THE PROVISIONS OF SUCH AGREEMENT.”

The Investor consents to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer established in this Article IV.

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Convertible Preferred Shares and Conversion Shares to bear the legend required by this Section 4.2, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Convertible Preferred Shares or Conversion Shares containing such legend upon written request from such holder to the Company at its principal office.  The parties hereto do hereby agree that the failure to cause the certificates evidencing the appropriate Convertible Preferred Shares or Conversion Shares to bear the legend required by this Section 4.2 and/or failure of the Company to supply, free of charge, a copy of this Agreement as provided under this Section 4.2 shall not affect the validity or enforcement of this Agreement.

SECTION 4.3.                                          Notice of Proposed Transfers.

The holder of each certificate representing the Subject Shares by acceptance thereof agrees to comply in all respects with the provisions of this Section 4.3.  Prior to any proposed sale, assignment, transfer or pledge of any Subject Shares (other than (a) a transfer not involving a change in beneficial ownership, (b) in transactions involving the distribution without consideration of the Subject Shares by the holder to any of its partners, members, or retired partners or members, or to the estate of any of its partners or members or retired partners or members, (c) in transactions in compliance with Rule 144 promulgated under the Securities Act (“Rule 144”), (d) transfers by members that are entities to affiliated entities or funds (United States based or non-United States based), and (e) transfers to the Company by any holder of the Subject Shares pursuant to the Company’s repurchase option set forth in any agreement entered into as of or after the date hereof if such agreement is approved by a majority of the Board), the Investor shall give written notice to the Company of the Investor’s intention to effect such transfer, sale, assignment or pledge.  Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and if reasonably requested by the Company, shall be accompanied, at such holder’s expense, by either (a) a written opinion of legal counsel who shall be, and whose legal opinion shall be, reasonably satisfactory to the Company addressed to the Company, to the effect that the proposed transfer of the Subject Shares may be effected without registration under the Securities Act, or (b) a “no action” letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such Subject Shares shall be entitled to transfer such Subject Shares in accordance with the terms of the notice delivered by the holder to the Company.  For the avoidance of doubt, it shall not be reasonable for the Company to request that a notice be accompanied by any such opinion or “no action” letter if, among other things, both the transferor and the transferee have certified in writing that each of them is not a U.S. Person (as defined under Rule 902 of Regulation S promulgated under the Securities Act).  Notwithstanding any of the foregoing exceptions to the notice requirements, all transferees shall be bound by the obligations of the transferor in this Agreement.  Each certificate evidencing the Restricted

Securities transferred as above provided shall bear, except if such transfer is made pursuant to Rule 144, the appropriate restrictive legends set forth in Section 4.2 above, except that such certificate shall not bear such restrictive legends if in the opinion of counsel for such holder and the Company such legend is not required in order to establish compliance with any provision of the Securities Act.

SECTION 4.4.                                          Demand Registration.

(a)                                 Request by the Initiating Holder(s).  If the Company shall at any time after six (6) months after the date of this Agreement receive a written request from one or more Initiating Holder(s) that the Company effect a registration, qualification or compliance with respect to the Registrable Securities pursuant to this Section 4.4, then the Company shall use its commercially reasonable efforts to effect, within ten (10) Business Days of such request, such registration, qualification or compliance (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, subject only to the limitations of this Section 4.4; provided that the Company shall not be obligated to effect any such registration:

(i)                                     If the sale of the Registrable Securities requested to be registered is reasonably expected to result in aggregate gross cash proceeds of less than US$100,000,000 (without regard to any underwriting discount or commission), unless the Investor requests to have registered all of its Registrable Securities;

(ii)                                  During the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a transaction under Rule 145 promulgated under the Securities Act (“Rule 145”) or with respect to an employee benefit plan), provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective;

(iii)                               After the Company has effected two (2) such registrations pursuant to this Section 4.4, and each such registration has been declared or ordered effective; or

(iv)                              If the Initiating Holder(s) may dispose of shares of Registrable Securities pursuant to an effective registration statement on Form S-3 or Form F-3 under the Securities Act as in effect on the date hereof or any successor form under the Securities Act (“Form S-3/F-3”) pursuant to a request made under Section 4.6 hereof.

The Company shall not undertake, or be required to undertake, any action to qualify, register or list any securities in connection with this Section 4.4 except as set forth in Section 4.7(i) hereof, provided that the ADSs continue to be listed on the Nasdaq.

(b)                                 Underwriting.  If the Initiating Holder(s) intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 4.4.  In the event of an underwritten offering, the right of the Investor to include its Registrable Securities in such registration shall be conditioned upon the Investor’s participation in such underwriting and the inclusion of the Investor’s Registrable Securities in the underwriting to the extent provided herein.  If the Investor proposes to distribute its securities through such an underwriting, the Investor shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the holders of Registrable Securities holding a majority of the Registrable Securities being registered and reasonably acceptable to the Company.  Notwithstanding any other provision of this Section 4.4, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise the Investor, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then held by each Shareholder requesting registration (including the Initiating Holder(s)); provided, however, that the number of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Registrable Securities and are held by any other Person, including, without limitation, any Person who is an employee, officer or director of any of the Group Companies.  If the Investor disapproves of the terms of any such underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement.  Any Registrable Securities and/or other securities so excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.  The Investor and all its Affiliates shall be deemed to be a single “Shareholder,” and any pro rata reduction with respect to such “Shareholder” shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “Shareholder,” as defined in this sentence.

(c)                                  Deferral.  Notwithstanding the foregoing, if the Company shall furnish to the Investor following its request of the filing of a registration statement pursuant to this Section 4.4, a certificate signed by CEO of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holder(s); provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided, further that during such ninety (90) day period, the Company shall not file any registration statement pertaining to the public offering of any securities of the Company.

(d)                                 Expenses.  The Company shall pay all Registration Expenses.  If the Investor participates in a registration pursuant to this Section 4.4, the Investor shall bear its proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses incurred in connection with such registration of securities on behalf of the Investor.  Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 4.4 if the registration request is subsequently withdrawn at the request of the Investor, unless the Investor agrees that such registration constitutes the use by the Investor of one (1) demand registration pursuant to this Section 4.4; provided, further, however, that if at the time of such withdrawal, the Investor has learned of a material adverse change in the condition, business, or prospects of the Company not known to the Investor at the time of their request for such registration and has withdrawn its request for registration with reasonable promptness after learning of such material adverse change, then the Investor shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 4.4.

SECTION 4.5.                                          Piggyback Registrations.

(a)                                 Notice of Registration.  The Company shall notify the Investor in writing at least thirty (30) days prior to registration of any of its securities, either for its own account or the account of a security holder or holders (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to (i) any registration under Section 4.4 or Section 4.6 of this Agreement, (ii) any employee benefit plan, or (iii) any corporate reorganization) and will afford the Investor an opportunity to include in such registration all or any part of the Registrable Securities then held by it.  If the Investor desires to include in any such registration (and any related qualifications under blue sky laws or other compliance) and in any underwriting involved therein, all or any part of the Registrable Securities held by it, the Investor shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities the Investor wishes to include in such registration statement.  If the Investor decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, the Investor shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(b)                                 Underwriting.  If a registration under which the Company gives notice under this Section 4.5 is for an underwritten offering, then the Company shall so advise the Investor.  In such event, the right of the Investor’s Registrable Securities to be included in a registration pursuant to this Section 4.5 shall be conditioned upon the Investor’s participation in such underwriting and the inclusion of the Investor’s Registrable Securities in the underwriting to the extent provided herein.  If the Investor proposes to distribute its Registrable Securities through such underwriting, the Investor shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected by the Company for such underwriting.  Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to the Company, and second, to each of the Shareholders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Shareholder; provided, however, that the right of the underwriter(s) to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Registrable Securities for which inclusion has been requested, even if this will cause the Company to reduce the number of shares it wishes to offer; and (ii) all shares that are not Registrable Securities and are held by any other Person, including, without limitation, any Person who is an employee, officer or director of any of the Group Companies shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded.  If the Investor disapproves of the terms of any such underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.  The Investor and all its Affiliates shall be deemed to be a single Shareholder, and any pro rata reduction with respect to the Investor shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “Shareholder”, as defined in this sentence.

(c)                                  Expenses.  The Company shall pay all Registration Expenses incurred in connection with each registration under this Section 4.5.  If the Investor participates in a registration pursuant to this Section 4.5, the Investor shall bear its proportionate share (based upon the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses incurred in connection with such registration of securities on behalf of Shareholders.

(d)                                 Not a Demand Registration.  Registration pursuant to this Section 4.5 shall not be deemed to be a demand registration as described in Section 4.4 above.  Except as otherwise provided herein, there shall be no limit on the number of times the Investor may request registration of Registrable Securities under this Section 4.5.

SECTION 4.6.                                          Form S-3/F-3 Registration.

(a)                                 The Company shall use its commercially reasonable efforts to maintain its qualification for registration on Form S-3/F-3 or any comparable or successor form.  If the Company is qualified to use Form S-3/F-3, the Investor shall have a right to request at such time from time to time (such request shall be in writing) that the Company effect a registration on either Form S-3/F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by the Investor, and upon receipt of each such request, the Company will:

(i)                                     Registration.  As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of the Investor’s Registrable Securities as are specified in such request; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 4.6:

(1)                                 if Form S-3/F-3 becomes unavailable for such offering by the Investor;

(2)                                 if the Investor, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US$10,000,000; or

(3)                                 if the Company has effected a registration pursuant to this Section 4.6 during the preceding six (6) month period.

(b)                                 Expenses.  The Company shall pay all Registration Expenses incurred in connection with each registration requested pursuant to this Section 4.6.  the Investor participating in a registration pursuant to this Section 4.6 shall bear the Investor’s proportionate share (based upon the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses incurred in connection with such registration of securities.

(c)                                  Maximum Frequency.  Except as otherwise provided herein, the Investor may request registration of Registrable Securities three (3) times under this Section 4.6.

(d)                                 Deferral.  Notwithstanding the foregoing, if the Company shall furnish to the Investor a certificate signed by the CEO of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form S-3/F-3 registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Investor; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided, further that during such ninety (90) day period, the Company shall not file any registration statement pertaining to the public offering of any securities of the Company.

(e)                                  Not Demand Registration.  Form S-3/F-3 registrations shall not be deemed to be demand registrations as described in Section 4.4 above.

(f)                                   Underwriting.  If the requested registration under this Section 4.6 is for an underwritten offering, the provisions of Section 4.4(b) shall apply.

SECTION 4.7.                                          Obligations of the Company.

Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall keep the Investor advised in writing as to the initiation of such registration and as to the completion thereof, and shall, at its expense and as expeditiously and as reasonably possible:

(a)                                 Registration Statement.  Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and keep any such registration statement effective for a period of one hundred and twenty (120) days or until the Investor have completed the distribution described in the registration statement relating thereto, whichever occurs first.

(b)                                 Amendments and Supplements.  Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act or other applicable securities laws with respect to the disposition of all securities covered by such registration statement.

(c)                                  Registration Statements and Prospectuses.  Furnish to the Investor such number of copies of registration statements and prospectuses, including a preliminary prospectus, in conformity with the requirements of the Securities Act or other applicable securities laws, and such other documents as it may reasonably request in order to facilitate the disposition of the Registrable Securities owned by it that are included in such registration.

(d)                                 Blue Sky.  Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Investor, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e)                                  Deposit Agreement.  If the registration relates to an offering of depositary shares or other securities representing Ordinary Shares deposited pursuant to a deposit agreement or similar facility, cause the depositary under such agreement or facility to accept for deposit under such agreement or facility all Registrable Securities requested by the Investor to be included in such registration in accordance with this Article IV.

(f)                                   Underwriting.  In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.  The Investor shall also enter into and perform its obligations under such an agreement.

(g)                                  Notification.  Notify the Investor at any time when a prospectus relating to its Registrable Securities is required to be delivered under the Securities Act or other applicable securities laws of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(h)                                 Opinion and Comfort Letter.  Furnish, at the request of the Investor, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purpose of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the underwriters, if any, and to the Investor and (ii) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the underwriters, if any, and the Investor.

(i)                                     Listing on Securities Exchange(s).  Cause all such Registrable Securities registered pursuant hereto to be listed on the Nasdaq, or such other internationally recognized exchange, if shares of the particular class of Registrable Securities are at that time listed on such exchange, as the case may be, prior to the effectiveness of such Registration Statement, for so long as the Company’s securities are listed on such exchange.

If the Company fails to perform any of the Company’s obligations set forth above in this Section 4.7 relating to a demand registration made pursuant to Section 4.4, such registration shall not constitute the use of a demand registration under Section 4.4.

SECTION 4.8.                                          Furnish Information.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 4.4, 4.5 or 4.6 with respect to the Registrable Securities of the Investor, that the Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of such securities as shall be reasonably requested in writing by the Company to timely effect the registration of its Registrable Securities.

SECTION 4.9.                                          Indemnification.

The following indemnification provisions shall apply in the event any Registrable Securities are included in a registration statement under Sections 4.4, 4.5 or 4.6:

(a)                                 By the Company.  To the extent permitted by law, the Company will indemnify and hold harmless the Investor, its partners, officers, directors, employees, trustees, legal counsel and any underwriter (as determined in the Securities Act) for the Investor and each Person, if any, who controls the Investor or underwriter within the meaning of Section 15 of the Securities Act against any expenses, losses, claims, damages, or liabilities (joint or several) (or actions in respect thereof) to which they may become subject under the Securities Act, the Exchange Act or other applicable law, insofar as such expenses, losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”):

(i)                                     any untrue statement or alleged untrue statement of a material fact contained in any registration statement, offering circular, preliminary prospectus, final prospectus or other document, or any amendments or supplements thereto;

(ii)                                  the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; or

(iii)                               any violation or alleged violation of the Securities Act, the Exchange Act, any federal or state or foreign securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or other applicable securities law in connection with the offering covered by such registration statement; and the Company will reimburse the Investor, its partners, officers, directors, employees, legal counsel, underwriters or controlling Person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Investor, underwriter or controlling Person of the Investor.

(b)                                 By Selling Investor.  To the extent permitted by law, the selling Investor will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, any underwriter (as determined in the Securities Act) and any other Shareholder selling securities under such registration statement or any of such other Shareholder’s partners, directors, officers, employees, trustees, legal counsel and any underwriter (as determined in the Securities Act) for such Shareholder and each Person, if any, who controls such Shareholder within the meaning of Section 15 of the Securities Act, against any expenses, losses, claims, damages or liabilities (joint or several) (or actions in respect thereof) to which the Company or any such director, officer, employee, trustee, legal counsel, controlling Person, underwriter or other such Shareholder, partner or director, officer, employee or controlling Person of such other Shareholder may become subject under the Securities Act, the Exchange Act or other applicable law, insofar as such expenses, losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Investor expressly for use in connection with such registration; and the Investor will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, controlling Person, underwriter or other Shareholder, partner, officer, employee, director or controlling Person of such other Shareholder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this Section 4.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; and provided, further that the total amounts payable in indemnity by the Investor under this Section 4.9(b) plus any amount under Section 4.9(e) in respect of any Violation shall not exceed the net proceeds received by the Investor in the registered offering out of which such Violation arises.

(c)                                  Notice.  Promptly after receipt by an indemnified party under this Section 4.9 of notice of the commencement of any claim or action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4.9, deliver to the indemnifying party a written notice of the commencement thereof (a “Claim Notice”) and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, (i) during the period from the delivery of a Claim Notice until retention of counsel by the indemnifying party; and (ii) if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 4.9 to the extent the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 4.9.

(d)                                 Defect Eliminated in Final Prospectus.  The foregoing indemnity agreements of the Company and the Investor are subject to the condition that, insofar as they relate to any untrue statement, alleged untrue statement, omission or alleged omission made in a preliminary prospectus or free writing prospectus on file with the Commission at the time the registration statement becomes effective, such indemnity agreement shall not inure to the benefit of any Person if an amended prospectus is filed with the Commission and delivered pursuant to the Securities Act at or prior to the time of sale (including, without limitation, a contract of sale, and as further contemplated by Rule 159 promulgated under the Securities Act) to the Person asserting the loss, liability, claim or damage.

(e)                                  Contribution.  In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) the Investor exercising rights under this Agreement, or any controlling Person of the Investor, makes a claim for indemnification pursuant to this Section 4.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 4.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Investor or any such controlling Person in circumstances for which indemnification is provided under this Section 4.9; then, and in each such case, the Company and the Investor will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Investor is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case:  (A) no Investor will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by the Investor pursuant to such registration statement; and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f)                                   Survival.  The obligations of the Company and the Investor under this Section 4.9 shall survive until the fifth (5th) anniversary of the completion of any offering of Registrable Securities pursuant to a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

SECTION 4.10.                                   Rule 144 Reporting.

With a view to making available to the Investor the benefits of certain rules and regulations of the Commission which may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a)                                 Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities to the general public;

(b)                                 File with the Commission, in a timely manner, all reports and other documents required of the Company under the Securities Act or the Exchange Act, at all times after the effective date of the first registration under the Securities Act filed by the Company; and

(c)                                  So long as the Investor owns any Restricted Securities, furnish to the Investor forthwith upon request, (i) a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Exchange Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual, interim, quarterly or other report of the Company, and (iii) such other reports and documents as the Investor may reasonably request in availing itself of any rule or regulation of the Commission allowing it to sell any such securities without registration.

SECTION 4.11.                                   Termination of the Company’s Obligations.

Notwithstanding the foregoing, the Company shall have no obligations pursuant to Sections 4.4, 4.5 or 4.6 with respect to any Registrable Securities proposed to be sold by the Investor in a registered public offering if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by the Investor may then be sold under Rule 144 (i) in one three (3) month period without exceeding the volume limitations thereunder or (ii) without volume limitations.

SECTION 4.12.                                   Re-Sale Rights.

The Company shall use its commercially reasonable efforts to assist the Investor in the sale or disposition of its Registrable Securities, including the prompt delivery of applicable instruction letters by the Company and legal opinions from the Company’s counsels in forms reasonably satisfactory to the Investor’s counsel.  In the event the Company has depositary receipts listed or traded on any stock exchange or inter-dealer quotation system, the Company shall pay all costs and fees related to such depositary facility, including conversion fees and maintenance fees for Registrable Securities held by the Investor.

SECTION 4.13.                                   Transfer of Registration Rights.

The rights to cause the Company to register securities granted to the Investor under Sections 4.4, 4.5 and 4.6 may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by the Investor; provided that:  (a) such transfer may otherwise be effected in accordance with applicable securities laws, (b) the Company is given prompt notice of the transfer, (c) such assignee or transferee agrees to be bound by the terms of this Agreement by executing and delivering a Deed of Adherence (in the same form and substance as set out in Schedule 1 hereto), (d) such assignee or transferee is not a competitor of the Company, and (e) such assignee or transferee is (i) any Affiliate or affiliated fund (United States based or non-United States based) of the Investor, (ii) a family member or trust for the benefit of the shareholder of the Investor, or (iii) a transferee of the Registrable Securities originally issued to the Investor (as adjusted for Recapitalization) equal to at least at least five percent (5%) of the total outstanding share capital of the Company (calculated on a fully-diluted basis).

ARTICLE V
TRANSFER RESTRICTIONS

SECTION 5.1.                                          Lock-Up.  The Investor agrees that it shall not, and the Investor shall procure that its Affiliates shall not, without the prior written consent of the Board, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of its Subject Shares or

Conversion Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of its Subject Shares or Conversion Shares (each of the foregoing in (i) and (ii) a “Disposition”) prior to the six (6)-month anniversary of the date of this Agreement, provided, however, that nothing in this Section 5.1 shall apply to a Disposition by the Investor in connection with a transaction in which (a) any person or group shall have acquired or entered into a binding definitive agreement that has been approved by the Board (or any duly constituted committee thereof) to acquire (i) more than 50% of the voting securities of the Company or (ii) assets of the Company and/or its Group Companies representing more than 50% of the consolidated earnings power of the Company and its Group Companies, taken as a whole; or (b) any person shall have commenced a tender or exchange offer which, if consummated, would result in such person’s acquisition of beneficial ownership of more than 50% of the voting securities of the Company, and in connection therewith, the Company files with the Commission a Schedule 14D-9 with respect to such offer that does not either (i) recommend that the Company’s shareholders reject such offer or (ii) advise the Company’s shareholders that the Board of Directors is considering its response to the offer or (c) the Investor transfers its Subject Shares to its Affiliate that shall be bound by this Agreement as if such Affiliate were a party hereto, provided that, prior to such Affiliate ceasing to be an Affiliate of the Investor, such Affiliate shall transfer such Subject Shares back to the Investor or another Affiliate of the Investor in compliance with this Section 5.1.

SECTION 5.2.                                          Restrictions on Transfer.

(a)                                 The Investor agrees that it shall not, and the Investor shall procure that its Affiliates shall not, without the prior written consent of the Board (i) directly or indirectly, in a single or series of related transactions, sell, transfer or assign pursuant to an exemption from the registration requirements under the Securities Act any number of its Subject Shares and/or Conversion Shares representing more than 3.5% of the issued and outstanding Ordinary Shares of the Company on an as-converted basis to any single buyer or a “group” (as defined in Section 13(d) of the Exchange Act); and (ii) directly or indirectly, in a single or series of related transactions, sell, transfer or assign pursuant to an exemption from the registration requirements under the Securities Act any number of its Subject Shares and/or Conversion Shares to any single buyer or a “group” (as defined in Section 13(d) of the Exchange Act) that already owns, or will own upon consummation of such transaction(s), more than 10.0% of the issued and outstanding Ordinary Shares of the Company on an as-converted basis.

(b)                                 Notwithstanding anything contrary in this Agreement, the foregoing restrictions on the Investor’s or its Affiliates’ right to directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act shall not apply to:  (i) any sale by the Investor to a managing underwriter or underwriters selected by the Company to conduct any underwritten public offering, provided that the Investor enters into and performs its obligations under an underwriting agreement in usual and customary form, with said managing underwriter(s) of such offering; (ii) any transaction involving the sale of the Investor’s Subject Shares and/or Conversion Shares representing more than 3.5% of the issued and outstanding Ordinary Shares of the Company on an as-converted basis, if the transaction is executed through a broker-dealer pursuant to Rule 144 under the Securities Act in which the Investor does not know the identity of the transaction counterparty; (ii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares or ADSs, provided that such plan does not provide for the transfer of equity securities of the Company in violation of Section 5.1 of this Agreement; (iv) the conversion of Convertible Preferred Shares or Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares into ADSs, provided that no ADSs as such converted are offered or sold in open market transactions in violation of Section 5.1 of this Agreement; (v) any pledge or charge by the Investor or its Affiliates in connection with a bona fide margin agreement or other loan or financing arrangement, provided that the Company is provided with notice thereof and no foreclosure of the equity securities of the Company held by the Investor or its Affiliates occurs before the six (6)-month anniversary of the date of this Agreement; or (vi) any transfer by the Investor to its Affiliate.

SECTION 5.3.                                          Transfers Relating to Conversions of Ordinary Shares into ADSs.  The Company hereby agrees to, upon request from the Investor or any of its Affiliates, use its commercially reasonable efforts to cause the ADS depositary to issue ADSs upon deposit of the underlying Ordinary Shares (where eligible) held by the Investor or any of its Affiliates within ten (10) Business Days after receipt of such request, it being understood that the Company shall bear any fees payable to the depositary.

ARTICLE VI
CERTAIN COVENANTS AND AGREEMENTS

SECTION 6.1.                                          Procedures.  Upon request of the Investor, and upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause the restrictive legend under Section 4.2 to be removed from any certificate for any securities. The Investor acknowledges that the Securities issuable pursuant to this Agreement will not be registered under the Securities Act or under any state securities laws and agrees that it will not sell or otherwise dispose of any of such Securities except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

SECTION 6.2.                                          Confidentiality.  Each party to this Agreement will hold, and will cause its respective subsidiaries and their directors, officers, employees, agents, consultants, and advisors to hold, in strict confidence, unless disclosure to any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, or any applicable industry self-regulatory organization (each, a “Governmental Entity”) is necessary in connection with any necessary regulatory approval or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any Governmental Entity, all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party hereto furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) previously known by such party on a non-confidential basis, (2) in the public domain through no fault of such party, or (3) later lawfully acquired from other sources by the party to which it was furnished), and neither party hereto shall release or dis-close such Information to any other person, except its auditors, attorneys, financial advisors, other consultants, and advisors. If a party is required to disclose any Information to a Governmental Entity in accordance with this Section 6.2, the disclosing party shall notify the other party prior to making any such disclosure by providing the other party with the text of the disclosure requirement and draft disclosure at least 72 hours prior to making any such disclosure, and will narrow the draft disclosure to the extent the other party reasonably requests.

ARTICLE VII
MISCELLANEOUS

SECTION 7.1.                                          Amendment.  No amendment or waiver of this Agreement will be effective unless with the prior written consent of the Company and holders of at least 75% of the Convertible Preferred Shares (together with any Conversion Shares) outstanding; provided, however, that, for so long as the Investor Threshold Ownership Requirement is satisfied, none of the provisions of Section 2.1 hereof shall be rescinded, altered or amended without the prior written consent of the Investor.

SECTION 7.2.                  Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.  No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

SECTION 7.3.                                          Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.  Copies of executed signature pages to this Agreement may be delivered by facsimile or electronic mail (“e-mail”) and such copies will be deemed as sufficient as if actual signature pages had been delivered.

SECTION 7.4.                                          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflict of law principles.

SECTION 7.5.                                          Dispute Resolution.  Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)                                 The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)                                 The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 7.5;

(c)                                  The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)                                 A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one (1) claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one (1) respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)                                  The parties hereto agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties hereto otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

SECTION 7.6.                                          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other shall be made in the same manner as provided in Section 6.7 of the Share Subscription Agreement.

SECTION 7.7.                                          Entire Agreement.  This Agreement (together with the Schedule hereto and certificates and other written instruments delivered in connection from time to time on and following the date hereof) and the other Transaction Documents (as defined in the Share Subscription Agreement) constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties and obligations between the parties with respect to the subject matter hereof and thereof. Except as expressly set forth in this Agreement or the other Transaction Documents, no party hereto makes any representation, warranty, covenant or agreement to any other party of any nature, express or implied.  Each party hereto expressly represents that it is not relying on any oral or written representation, warranties, covenants or agreements other than those expressly contained in this Agreement of the other Transaction Documents. Unless otherwise expressly permitted herein, neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by either party hereto without the prior express written consent of the other party. Any purported assignment in violation of this Section 7.7 shall be null and void.

SECTION 7.8.                                          Captions.  The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

SECTION 7.9.                                          Severability.  If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision.

SECTION 7.10.                                   Public Announcements.  Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and agree on any press release or public statement with respect to this Agreement (which includes the Schedule hereto) and the transactions contemplated hereby and the ongoing business relationship among the parties hereto and thereto.  The parties hereto will not issue any such press release or make any such public statement without the prior written consent of the other party, except as may be required by law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, inform the other party about the disclosure to be made pursuant to such requirements prior to the disclosure.

SECTION 7.11.                                   Specific Performance.  The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, each party hereto agrees that, in addition to any other available remedies a party hereto may have in equity or at law (but otherwise subject to any applicable limitation on remedies provided in this Agreement), each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

SECTION 7.12.                                   Assignments and Transfers; No Third Party Beneficiaries.  Except as otherwise provided herein, this Agreement and the rights and obligations of the Company and the Investor hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party.  Subject to Section 5.2 hereof, (i) the rights of the Investor under Article IV of this Agreement are assignable in accordance with Section 4.13 in connection with the transfer of any Convertible Preferred Shares or Conversion Shares held by the Investor but only to the extent of such transfer, and (ii) the rights of the Investor hereunder (including without limitation its rights under Article IV of this Agreement) are assignable in accordance with the terms hereof in the connection with the transfer of any Convertible Preferred Shares or Conversion Shares held by the Investor to any of its Affiliates which constitute Permitted Transferees thereof (in each case subject to applicable securities laws and other laws), provided, however, that in either case no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and any such transferee shall execute and deliver to the Company and the Investor a Deed of Adherence (in the same form and substance as set out in Schedule 1 hereto), subject to the terms and conditions hereof.  For the avoidance of doubt, the rights and obligations of the Investor under Section 2.1 hereof are not assignable or transferable, may not and shall not be assigned or transferred to any person.  This Agreement and the rights and obligations of any party hereunder shall not otherwise be assigned without the mutual written consent of the other parties hereto.

SECTION 7.13.                                   Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto shall inure to the benefit of and be enforceable by any transferee of equity securities held by the Investor but only to the extent of such transfer.  Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

SECTION 7.14.                                   Termination.  Unless expressly provided otherwise herein, in addition to the other termination provisions in this Agreement, this Agreement shall terminate, and have no further force and effect, upon the earliest of: (a) a written agreement to that effect, signed by all parties hereto, (b) with respect to the Investor, the date following the Closing on which the Investor (together with its Affiliates and Permitted Transferees) no longer holds any Convertible Preferred Shares or Conversion Shares of the Company, and (c) with respect to the Company, the date following the Closing on which there are no Convertible Preferred Shares or Conversion Shares outstanding; provided that, notwithstanding the foregoing, Article IV shall survive (including with respect to any transferee or assignee of the Investor’s Registrable Securities to whom the rights and obligations of the Investor under Article IV were assigned in accordance with this Agreement) any termination of this Agreement until the specific provisions thereof terminate in accordance with their express terms.

SECTION 7.15.                                   Aggregation of Shares.  All Securities held or acquired by the Investor and/or its Affiliates and Permitted Transferees shall be aggregated together for the purpose of determining the availability of any rights of the Investor under this Agreement.

SECTION 7.16.                                   Conflict with Memorandum and Articles and Members Agreement.  In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Memorandum and Articles, the parties shall, notwithstanding the conflict or inconsistency, act so as to effect the intent of this Agreement to the greatest extent possible under the circumstances, without giving rise to any breach or violation of the provisions of the Memorandum and Articles or applicable law.  The Company agrees that in the event that any holder of Class A Ordinary Shares is, after the date of this Agreement, granted any registration rights that are more favorable to such other holder than those rights provided to the Investor pursuant to Article IV hereof, the Investor shall be promptly notified in writing of such modification to the rights and the Company shall use reasonable efforts to procure such amendment to this Agreement to grant Investor the same rights from the date that those rights are provided to such other holder.

SECTION 7.17.                                   Tax Matters.

(a)                                 Passive Foreign Investment Company.  Upon a determination by the Company or any taxing authority that any of the Group Companies has been or is likely to become a PFIC as defined in Section 1297 of the Code, the Company will promptly notify the Investor of such determination and will use commercially reasonably efforts to provide the Investor with all information reasonably available to the Group Companies to permit the Investor to accurately prepare all tax returns and comply with any reporting requirements as a result of such determination; provided that, the Company shall not be obligated to provide Investor with a “PFIC Annual Information Statement” or any similar information for the purposes of allowing Investor to make a “qualified electing fund” election pursuant to Section 1295 of the Code.

(b)                                 United States Tax Classification of the Company.  The Company will take such steps as are necessary to cause the Company to be treated, at all times, as an association taxable as a corporation for United States federal income tax purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

GDS HOLDINGS LIMITED

By:
Name:
Title:

[Signature page to Investor Rights Agreement]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

PA GOLDILOCKS LIMITED

By:
Name:
Title:

[Signature page to Investor Rights Agreement]

Schedule 1
FORM OF DEED OF ADHERENCE

THIS DEED is made the    day of 20[  ] by [ ] of [  ] (the “Permitted Transferee”) and is supplemental to the Investor Rights Agreement dated [•], 2019 made between GDS Holdings Limited (the “Company”) and PA Goldilocks Limited (“Investor”) (such agreement as amended, restated or supplemented from time to time, the “Investor Rights Agreement”).

WITNESSETH as follows:

The [Permitted Transferee] confirms that it has been provided with a copy of the Investor Rights Agreement and all amendments, restatements and supplements thereto and hereby covenants with each of the parties to the Investor Rights Agreement from time to time to observe, perform and be bound by all the terms and conditions of the Investor Rights Agreement which are capable of applying to the Permitted Transferee to the intent and effect that the Permitted Transferee shall be deemed as and with effect from the date hereof to be a party to the Investor Rights Agreement and to be subject to the obligations thereof.

The address and facsimile number at which notices are to be served on the Permitted Transferee under the Investor Rights Agreement and the person for whose attention notices are to be addressed are as follows:

[to insert contact details]

Words and expressions defined in the Investor Rights Agreement shall have the same meaning in this Deed.  This Deed shall be governed by and construed in accordance with the laws of the State of New York.

This Deed shall take effect as a deed poll for the benefit of the Company, Investor and any other parties to the Investor Rights Agreement.

IN WITNESS whereof the Permitted Transferee has executed this Deed the day and year first above written.

THE COMMON SEAL of [ ].

was hereunto affixed                                                                             )

in the presence of:                                                                                             )

(Director)

(Director/Secretary)